

December 23, 2014

Via E-mail
Steven M. Mariano
President and Chief Executive Officer
Patriot National, Inc.
401 East Las Olas Boulevard, Suite 1650
Fort Lauderdale, Florida 33301

      Re: **Patriot National, Inc.**
             Registration Statement on Form S-1
             Filed December 16, 2014
             File No. 333-200972

Dear Mr. Mariano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 12. Subsequent Events
Merger of Six Points Ventures 2, Inc. With and Into Patriot Care, Inc. and the Acquisition of PCM, page F-30

1. We acknowledge your response to comment 5. Please confirm our understanding that:
   - MCMC Holdings LLC did not pay you cash to redeem the MCMC Units; and
   - In lieu of a cash payment to you to redeem the MCMC Units you paid less cash for the acquisition of MCRS Holdings, Inc.

   Otherwise, please tell us why it is appropriate to record the $12.4 million component associated with the value of the MCMC PPO Business of your investment in the MCMC Units as a gain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Lesley Peng, Esq.
       Simpson Thacher & Bartlett LLP